EATON VANCE NEXTSHARES TRUST

Two International Place

Boston, MA 02110

Phone: (617) 482-8260

December 10, 2015

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Eaton Vance NextShares Trust (the “Registrant”) on behalf of its series Eaton Vance Balanced NextShares; Eaton Vance Global Dividend Income NextShares; Eaton Vance Growth NextShares; Eaton Vance Large-Cap Value NextShares; Eaton Vance Small-Cap NextShares; Eaton Vance Stock NextShares; Eaton Vance Richard Bernstein All Asset Strategy NextShares; Eaton Vance Richard Bernstein Equity Strategy NextShares; Parametric Emerging Markets NextShares; and Parametric International Equity NextShares

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Staff of the Division of Investment Management accelerate the effective date of the Registrant’s 1933 Act Registration Statement on Form N-1A, as amended, filed on December 10, 2015 (Accession No. 0000940394-15-001508) to December 11, 2015, or as soon thereafter as possible.

In connection with such request the Registrant acknowledges that:

1.

Should the Commission or the Staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.

The action of the Commission or the Staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Registrant of responsibility for the adequacy and accuracy of the filing; and

3.

The Registrant will not assert the Staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Further, the Registrant is aware that the Division of Enforcement has access to all information provided to the Staff in connection with its review of and the Registrant’s comments on this and other filings made with respect to the Registration Statement.  Please contact me at (617) 672-8305 if you have any questions.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma, Esq.

Vice President

Ms. Valerie J. Lithotomos

Division of Investment Management

December 10, 2015

The undersigned, Foreside Fund Services, LLC, being the Distributor for the Registrant, hereby joins in the foregoing request for acceleration.

Foreside Fund Services, LLC

By:

/s/ Mark A. Fairbanks

Name:  Mark A. Fairbanks

Title:  President